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FUNDRISE | **Real Estate Interval Fund**

> ***Editor's note:*** *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,207,000, and an affiliate of the Adviser, which invested roughly $134,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The [prospectus](#) for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to [fundriseintervalfund.com](#). The prospectus should be read carefully before investing in the Fund.*

New acquisition: Rental home community near Phoenix, AZ

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.



[All photos should include caption:] Similar home by the same homebuilder (illustrative purposes only).

——

We've invested roughly $1.3 million to acquire five brand new single-family homes within the Tortosa community of Maricopa, Arizona, with plans to acquire a total of 70 rental homes in the community over roughly the next year and a half. Maricopa is part of the greater Phoenix metropolitan area, about an hour south of downtown.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our [third quarter performance update for investors](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $1,890,000 and the Growth eREIT VII, which invested $210,000.

Strategy

This investment follows a Value-Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Tortosa is an all-cash purchase of five finished homes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly eight homes per month as they deliver, eventually taking ownership of 70 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 70 homes in the completed community will be roughly $19.3 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Growing local economy:** According to the 2020 US Census, among all large cities in the country, [Phoenix grew the fastest](#) over the past decade, with a growth rate of 11.2%. That population boom has

helped fuel rent growth for single family rental properties in particular, as Phoenix saw rents for single family rental homes increase by 14% year-over-year in 2021 according to [a study by CoreLogic](#) — the most of any American metropolitan area observed.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 70 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our [help center](#) or reach out to us at [investments@fundrise.com](#).

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit [fundriseintervalfund.com](#).

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please [click here](#) or see the "Literature" section of [fundriseintervalfund.com](#).


New acquisition: Rental home community near Charleston, SC

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

[All photos should include caption:] Similar home by the same homebuilder (illustrative purposes only).

——

We've invested roughly $1.7 million to acquire six brand new single-family homes within the Pender Woods community of Summerville, South Carolina, with plans to acquire a total of 200 rental homes in the community over roughly the next two years. Summerville is part of the greater Charleston metropolitan area, about 45 minutes northwest of downtown.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our [third quarter performance update for investors](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $1,497,000 and the Growth eREIT VII, which invested $166,000.

Strategy

This investment follows a Value-Add strategy.

Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Pender Woods is an all-cash purchase of six finished homes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly eight homes per month as they deliver, eventually taking ownership of 200 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 200 homes in the completed community will be roughly $55.1 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Great location:** In 2017, Charleston surpassed Columbia as the most populous city in South Carolina, while Summerville — Charleston's northwestern neighbor, where Pender Woods is located — was found by the US Census to be the state's seventh largest city. Overall, the Charleston MSA contains five of South Carolina's ten largest towns and cities, some of which grew as much as 33% over the past decade.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 200 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for information with respect to the Fund's recent distributions.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.